MYSTICA CANDLE CORP.
136 Bradley Road
Salt Spring Island, BC, Canada  V8K 1J5
(604) 638-2283
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                                                                November 8, 2005

Anita Karu
United States Securities and Exchange Commission
Mail Stop 3561
100 F Street NE
Washington, DC USA 20549

Re: Mystica Candle Corp.
    Amendment No. 1 to Registration Statement on Form SB-2
    Filed September 28, 2005
    File No. 333-127703

Dear Ms. Karu,

Thank you for your assistance in the review of our filing. In response to your letter of October 19, 2005 we have amended our Registration Statement and provide this cover letter to assist you in your further review. To expedite your review we have mailed two marked copies to you as requested.

PRINCIPAL PRODUCTS AND THEIR MARKETS

1. We apologize for the confusion, they changed their website. We have updated with the new access information.

2. We have expanded the discussion both here and in the Plan of Operation to describe in detail what we have done and what still needs to be accomplished to develop our candles.

COMPETITION

3. We have changed the reference to our website and noted that we plan to launch it in mid-November 2005.

PLAN OF OPERATION

4. We have added a discussion of our plans if we do not receive funding from the offering. We have added totals to each proposed milestone.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

5. The auditors report is dual dated due to revisions that were made in response to comments issued in your September 15, 2005 letter. Within the disclosures (Note 8) the sole purpose for revising the financial statements was disclosed. The auditor has not extended his audit fieldwork date; with the exception of Note 8. The audit fieldwork completion date remained August 8, 2005.

Sincerely,


/s/ Jon Suk
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Jon Suk
President & Director